Exhibit 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592
For all press and media inquiries, please contact:
OverCat Communications
Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970
Gillian DiCesare, gd@overcat.com,
(647) 223-5590
Chelsea Brooks, cb@overcat.com,
(289) 221-6006

BIRKS GROUP REPORTS MID-YEAR FISCAL 2023 RESULTS

The Company delivered an 8% increase in comparable store sales, and expanded gross margins

Montreal, Quebec. November 30, 2022 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 24, 2022.

Highlights

All figures presented herein are in Canadian dollars.

In the twenty-six week period ended September 24, 2022, the Company delivered year-over-year comparable store sales growth of 8.2%, and an increase in gross margin percentage of 110 basis points. Across the retail network, no shopping days were lost due to temporary store lockdowns during the twenty-six week period ended September 24, 2022, as compared to 17% of shopping days lost during the twenty-six week period ended September 25, 2021 due to COVID-19 related restrictions.

In the twenty-six week period ended September 24, 2022, the Company achieved net sales of $80.0 million, a decrease of $4.6 million, or 5.4%, from the comparable period in fiscal 2022. The Company achieved gross profit of $33.9 million for the twenty-six week period ended September 24, 2022, a decrease of $1.0 million, or 2.9%, compared to the same period in fiscal 2022. The decrease in sales and gross profit is driven in part by the Company’s investment in a joint venture with FWI LLC to form RMBG Retail Vancouver ULC (“RMBG” or “RMBG Joint Venture”). RMBG operates a boutique in Vancouver, retailing 3rd party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture (see “Investment in RMBG Joint Venture” below for further details). The decrease in net sales was partially offset by an 8.2% increase in comparable store sales. Gross profit as a percentage of sales was 42.3%, an increase of 110 basis points from the gross profit as a percentage of sales of 41.2% in the twenty-six week period ended September 25, 2021.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased with our performance in the first half of fiscal 2023 when we consider comparable store sales growth of 8.2% and a continued improvement in our gross margins, which speaks to the strength of our product offerings, both in terms of our Birks products and in terms of our third party branded watches and jewellery, as well as to the loyalty of our customer base.”

Mr. Bédos further commented: “These results were achieved despite uncertain macroeconomic conditions. It is thanks to our team’s continuous dedication to our customers that we were able to achieve these results. I believe that our Company is in a strong position to achieve its long-term strategic objectives as we continue to run our business in an agile manner in the near-term, with a clear view and focus on long-term growth.”

Financial overview for the twenty-six week period ended September 24, 2022:

•

Total net sales for the twenty-six week period ended September 24, 2022 were $80.0 million compared to $84.6 million in the twenty-six week period ended September 25, 2021, which is a decrease of $4.6 million, or 5.4%. Net retail sales were $3.9 million lower than the comparable prior year period, attributable primarily to the exclusion of the sales of RMBG , partially offset by an 8.2% increase in comparable store sales;

•

Comparable store sales increased by 8.2% compared to the twenty-six week period ended September 25, 2021. The increase in comparable store sales is in part due to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during the twenty-six week period ended September 25, 2021. No shopping days were lost due to temporary store closures during the twenty-six week period ended September 24, 2022, as compared to approximately 17% during the twenty-six week period ended September 25, 2021. This increase was experienced across all product categories, with branded jewelry and branded timepiece products benefitting from the Company’s continuously improving third party brand portfolio and client offering. The increase in comparable store sales was also derived from the performance of the Birks fine jewelry and bridal collections driven by the impact of pointed digital marketing campaigns, increases in average sales transaction value, and increased in-store foot traffic. For the twenty-six week period ended September 24, 2022, the Company’s Vancouver Flagship store is excluded from the calculation of comparable store sales as a result of the RMBG Joint Venture;

•

Total gross profit was $33.9 million, or 42.3% of net sales, for the twenty-six week period ended September 24, 2022 compared to $34.9 million or 41.2% of net sales for the twenty-six week period ended September 25, 2021. This decrease in gross profit is partially attributable to the exclusion of the gross profit of RMBG, partially offset by the 8.2% increase in comparable store sales experienced during the period, as well as by an improvement in gross margin of 110 basis points. The increase of 110 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on the Birks branded products, as well as its strategic focus to reduce sales promotions and discounting, partially offset by foreign currency losses experienced in the period;

•

SG&A expenses in the twenty-six week period ended September 24, 2022 were $31.9 million, or 39.9% of net sales, compared to $28.9 million, or 34.1% of net sales in the twenty-six week period ended September 25, 2021, an increase of $3.0 million. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to the twenty-six week period ended September 25, 2021, and therefore there were less opportunities for cost containment initiatives available to management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($0.6 million) as a result of the re-opening of stores and expiring non-recurring rent abatements in the twenty-six week period ended September 25, 2021, greater compensation costs ($0.4 million), higher general operating costs and variable costs ($0.7 million), lower wage subsidies ($0.6 million) and rent subsidies ($0.4 million), as well as greater stock-based compensation ($1.1 million) driven by gains recorded on the revaluation of cash-settled DSU and RSU instruments in the twenty-six week period ended September 25, 2021 which did not reoccur in the twenty-six week period ended September 24, 2022, partially offset by lower marketing costs ($0.8 million). As a percentage of sales, SG&A expenses in the twenty-six week period ended September 24, 2022 have increased by 580 basis points as compared to the twenty-six week period ended September 25, 2021;

•

The Company’s EBITDA (1) for twenty-six week period ended September 24, 2022 was $2.9 million, a decrease of $3.1 million, compared to EBITDA(1) of $6.0 million for the twenty-six week period ended September 25 2021;

•

The Company reported an operating loss for the twenty-six week period ended September 24, 2022 of $0.7 million, a decrease of $3.3 million, compared to a reported operating income of $2.7 million in the twenty-six week period ended September 25, 2021; and

•

The Company recognized a net loss for the twenty-six week period ended September 24, 2022 of $2.0 million, or ($0.11) per share, compared to net income for the twenty-six week period ended September 25, 2021 of $1.0 million, or $0.05 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

Investment in RMBG Joint Venture

In April of 2021, the Company entered into a joint venture with FWI LLC (FWI) to form RMBG Retail Vancouver ULC (“RMBG”). During the twenty-six week period ended September 24, 2022, the joint venture became operational. RMBG operates a boutique in Vancouver, retailing 3rd party branded watches, sales of which were historically recognized at the Company’s Vancouver Flagship location and are now recognized through the joint venture. The Company and FWI both contributed certain assets for a 49% and 51% equity interest respectively in RMBG, the legal entity comprising the joint venture. FWI has controlled the joint venture since its inception. The Company has determined that it has significant influence but not control over RMBG and therefore has applied the equity method of accounting to account for its investment in RMBG. Such accounting treatment has an impact on period-to-period comparisons of sales, gross profit, operating expenses, and operating income, as the Company’s share of RMBG’s profits are now recorded within Equity in earnings of joint venture, net of taxes on the Company’s condensed consolidated statements of operations.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 23 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Birks fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA“.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

	For the twenty-six week period ended
	September 24, 2022	September 25, 2021
Net (loss) income (U.S. GAAP measure)	(1,996)	990
as a % of net sales	-2.5%	1.2%
Add the impact of:
Interest expense and other financing costs	2,266	1,684
Depreciation and amortization	2,620	3,324

EBITDA (non-GAAP measure)	$2,890	$5,998

as a % of net sales	3.6%	7.1%

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our Amended Credit Facility and Amended Term Loan, anticipated distributions of profits, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) general economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, inflation, increases in commodity prices and borrowing or operating costs, or other pricing environment factors and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Amended Credit Facility; (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; (ix) the geopolitical environment and increased political uncertainty; (x) the impact of weather-related incidents, natural disasters, strikes, protests, riots or terrorism, acts of war or another public health crisis or disease outbreak, epidemic or pandemic on the Company’s business; and (x) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2022 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	26 weeks ended	26 weeks ended
	September 24, 2022	September 25, 2021
Net sales	$80,040	$84,615
Cost of sales	46,170	49,731

Gross profit	33,870	34,884
Selling, general and administrative expenses	31,923	28,886
Depreciation and amortization	2,620	3,324

Total operating expenses	34,543	32,210

Operating (loss) income	(673)	2,674

Interest and other financial costs	2,266	1,684

(Loss) income before taxes and equity in earnings of joint venture	(2,939)	990
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	943	—

Net (loss) income	(1,996)	990

Weighted average common shares outstanding
Basic	18,627	18,329
Diluted	18,627	18,634
Net (loss) income per common share
Basic	$(0.11)	$0.05
Diluted	$(0.11)	$0.05

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 24, 2022	March 26, 2022
Assets
Current Assets
Cash and cash equivalents	$1,576	$2,013
Accounts receivable and other receivables	12,117	8,037
Inventories	77,881	78,907
Prepaid expenses and other current assets	2,660	1,822

Total current assets	94,234	90,779
Long-term receivables	3,642	5,599
Equity investment in joint venture	943	—
Property and equipment	24,581	22,781
Operating lease right-of-use asset	57,421	58,071
Intangible assets and other assets	5,963	6,031

Total non-current assets	92,550	92,482

Total assets	$186,784	$183,261

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$51,718	$43,157
Accounts payable	26,880	28,291
Accrued liabilities	6,828	8,340
Current portion of long-term debt	2,134	2,129
Current portion of operating lease liabilities	6,839	6,963

Total current liabilities	94,399	88,880
Long-term debt	22,019	21,371
Long-term portion of operating lease liabilities	65,613	66,757
Other long-term liabilities	373	389

Total long-term liabilities Stockholders’ equity:	88,005	88,517
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,012,999 (10,795,443 as of March 26, 2022)	38,520	37,883
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	23,625	23,669
Accumulated deficit	(115,409)	(113,413)
Accumulated other comprehensive loss	(111)	(30)

Total stockholders’ deficiency	4,380	5,864

Total liabilities and stockholders’ deficiency	$186,784	$183,261